Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: Sept. 30, 2014

Power Play

Executives of GTECH S.p.A. prepare to marry their worldwide business with that of the world’s largest slot manufacturer

Global Gaming Business Magazine

By Frank Legato

25 September 2014

The marriage of the lottery industry to the casino industry has been contemplated for decades. Traditional competitors for the gambling dollar, the two forms of gaming were generally viewed as separate and distinct, each following its own business model to grab a piece of the gaming pie.

That began to change with the emergence of video lottery terminals—gaming machines similar to slots in most jurisdictions, but owned by a state-sanctioned lottery. Casino-style content even began to appear on that mainstay of the lottery industry, the instant ticket.

This year, the convergence of the two industries became very real with the announcement that International Game Technology, the world’s largest manufacturer of casino slots, was to be acquired by GTECH S.p.A., the leading supplier and operator in the worldwide lottery business.

GTECH is a name that’s been familiar to state and provincial lotteries since it was co-founded in 1980 by one of the fathers of the modern lottery industry, Guy Snowden, with two other partners.

The Rhode Island-based company was the longtime leader in central lottery systems when it was acquired in 2006 by Italian lottery operator Lottomatica, which runs the Italian National Lottery and is majority owned by De Agostini S.p.A. Today, the renamed GTECH S.p.A. has operations in approximately 100 countries worldwide.

The idea of combining that worldwide GTECH business with a supplier from the casino side was nothing new—IGT’s former chairman, Chuck Mathewson, told GGB in August that the slot-maker came very close to acquiring GTECH 12 years ago.

This year, it finally happened, albeit the other way around.

Renato Ascoli, president of products and services and general manager of GTECH S.p.A., notes that who is acquiring whom is not as important for the future as what each company brings to the combination.

“We are bringing together unmatched positions in the marketplace,” Ascoli says. “GTECH is the leader in the global lottery business. IGT is the global leader in the gaming area. In other businesses—social gaming, interactive wagering, sports betting when appropriate—we play a key role, and we have a relevant market share there as well.”

Ascoli says IGT and GTECH share one intangible that makes the merger work: market leadership. “IGT is still, and by far, the market leader in supplying gaming equipment to the commercial casino industry,” he says.

“The market acknowledges that IGT possesses an unparalleled content portfolio, and it comes from a large amount of very good games, and also some top-performing brands like Wheel of Fortune, Megabucks and many others. I would say they have clearly demonstrated a capacity to maintain high margins, even when difficult times arise.

“We think that IGT has also been very successful in entering a new business segment, social gaming. The acquisition of DoubleDown was not only managed very appropriately, but importantly, the growth they have achieved in social gaming is really extraordinary.”

On the other side, Ascoli says, GTECH has maintained a leading role in the global lottery industry through a culture of innovation. “All managers in the company are constantly focused on innovation,” he says. “The market recognizes this as a clear competitive advantage.” Those innovations have led to leadership in the Italian VLT market, the introduction of sports betting in Greece and, of course, continued prominence in lottery systems and platforms.

“The second element GTECH provides to the merger,” says Ascoli, “is the capacity to understand players, and our B2C management skills from our experience in markets like Italy, Latin America, Indiana, and now in New Jersey. This creates a closer and better understanding of player desires and player needs. This private operator experience will bring something new to IGT.”

Ascoli adds that the technologies of the two companies are very complementary. “We’re both high-tech companies,” he says, “and the fact GTECH is a selected lottery partner in more than 50 nations, with over a dozen of those in North America, is a clear demonstration of the fact we are state-of-the-art, and ultimately, it reflects our capacity to deliver on our commitments.

“This is why we have been able to lead the VLT space in Italy since 2010, and it is why we have been creating a success story with the Spielo gaming business. The gaming segment struggled to break even back in 2008. And as of 2013, this part of GTECH was profiting in excess of $100 million.”

Casino Success

The casino side of GTECH’s business is a newer success story, but one that had reached new heights by the time the IGT acquisition was announced. GTECH had successfully absorbed VLT leader Spielo International, which itself had incorporated the games and technology of the former Atronic Group to grow its business in the worldwide casino market.

GTECH’s gaming team has been riding high on the success of a popular series of games based on PopCap social games, the decade-old Deal or No Deal licensed game franchise, and the company’s new mega-hit, Sphinx 3D.

Sphinx 3D, which has capped a surge in popularity for GTECH’s Spielo product line, introduced the masterful True 3D technology, which, in addition to creating a buzz at last year’s G2E, has fueled earnings for the title that have been three to four times the house average nearly everywhere it has been placed.

GTECH Senior Vice President of Gaming and Content and SVP of North American Commercial Gaming Victor Duarte says the success of Sphinx 3D will be duplicated in a variety of other games.

“We were definitely proud of the reaction we got to True 3D, and in particular Sphinx 3D, last year at the show,” Duarte says. “Getting show buzz is important—it’s why we go to G2E—but everyone was even more impressed once we started to roll out the product on the floor. Everywhere it’s been installed, it’s a tremendous success. We’re thrilled that the results matched the hype coming out of G2E.”

The company will aim to match that success with four new games being launched at this year’s G2E in what will be the True 3D product line, with games designed both for entertainment-style players and the more traditional casino players.

One of these new 3D titles, Bejeweled 3D, is a PopCap brand—the company’s most recent success in the licensed game category. An earlier success is its Deal or No Deal series.

“Deal or No Deal is a signature brand for us, and has been since I’ve been involved in the gaming business, more than 10 years,” says Duarte. “It’s something we’re very proud of, something we’re associated with, just as IGT is associated with Wheel of Fortune. And we’ve been thrilled with the performance of our PopCap titles. Zuma and Bejeweled are two of the hit titles on the floor right now.”

Duarte says he is looking forward to combining GTECH gaming R&D efforts with those of IGT.

“The game studios are highly complementary,” he says. “I’m excited about the opportunity for game summits, where we get our best people in a room, and they critique each other’s content, and offer improved ways to build better and better games. I’m thrilled about the opportunities that are ahead of us.”

Ascoli adds that the game design functions of each company will merge together seamlessly. “It’s clear to everybody that there is very little overlap in the business-related segments, such as R&D and game studios,” he says. “The major synergy will come from non-business-related functions, such as support functions.

“As far as R&D is concerned, the amount of synergies is minimal. Once the merger has concluded, we will work with IGT to be more effective, with an emphasis on building centers of excellence.

“We will seek to improve the connection between the developer and the players. We think this is a managerial capacity in the gaming team, and thanks to our experience in B2C markets, it is part of the GTECH DNA.”

On the other side of the equation, IGT will bolster not only GTECH casino market share, but its international lottery business—VLTs in particular. Duarte notes that IGT will be an important addition as the company expands into new European markets like Greece, which is currently ramping up preparations for the continent’s newest WLA (World Lottery Association) VLT operation.

“We’re really excited about the opportunity that Greece offers to us for the expansion of our market presence in the VLT space,” says Rachel Barber, chief technology officer for gaming at GTECH. “The central system contract has been awarded and there is an RFP out for the VLTs.  We expect many vendors to respond.”

Says Duarte, “We’re looking at the whole work stream of revenue synergies where we can leverage each other’s local presence or technology to enhance the overall offer in those markets. We believe there is an opportunity for revenue synergy by working together once the merger is complete.”

Ascoli says that while IGT will certainly help GTECH as it moves into the wide-open market created with VLTs in Greece, the other wide-open market for expansion with IGT is one of the company’s current strongholds, the Italian VLT market.

“Italy is a clear opportunity for IGT,” says Ascoli, “because today, there are no IGT machines in the Italian VLT market, despite a strong demand for the product. This is largely due to the complex technical hurdles that exist, but which the GTECH team has been so successful in managing. We think we can help IGT find a way to introduce their best titles in Italy.”

Ascoli adds that there actually is IGT content in the Italian marketplace already, in the interactive space, where GTECH offers its iGaming customers IGT content through a partnership agreement. (“Let me add that they are performing very well,” he says.) But the company’s ability to help IGT enter the Italian VLT market, he says, is one of many instances where IGT will help GTECH expand content in its own international lottery markets.

“I think iGaming is a clear area where we can help each other,” Ascoli says. “Because we are strong in this area, we can provide best-of-breed content to our customers and can provide valuable insight on the players. Meanwhile, we can benefit from the huge amount of market research that has been conducted by IGT in the specific gaming area.”

GTECH already has a real-money iGaming platform deployed in several jurisdictions around the world, and has been adding Spielo content. The addition of IGT content will be a natural progression, and according to Ascoli, Spielo content may soon have another outlet in the DoubleDown Casino IGT runs on Facebook.

“We have clear evidence that providing new channels or new devices where players can experience gaming is indeed a way to expand the customer base,” Ascoli says. “We do not extract more value from the same players, but in fact we are successful in attracting more players—younger adult players—to the overall bundle of people who game in a responsible way.

“Our strength in the WLA market, and in the VLT gaming segment, gives us the capacity to incorporate IGT content and provide the best solution to our customers. Also, players are clearly enjoying the opportunity to play games on different channels, on different devices.

“This is why the two companies are coming together quite naturally,” Ascoli says. “Also, in a partnership that pre-dates the merger announcement, we tested the porting of games from IGT into our interactive platforms, and the games blend nicely with our platform. So our team will be able to repeat this in other places, particularly in the international segment, in addition to Italy.”

Helping Each Other

The ability to complement each other’s markets goes to the core of why the GTECH/IGT merger was a good move, Ascoli says.

“GTECH’s and IGT’s complementary businesses are proving themselves in the iGaming area,” he says. “IGT has been focusing on content design and delivery, while on the GTECH side we have been more keen on creating the overall platform and the CRM tools, to manage customer relationships in a way that’s agnostic to the game that players are enjoying.”

“I think the two companies are a strong match,” adds Duarte. “And I think that is the strength of the combination. Focusing just on the WLA, I think we do have a one-stop shop capability that is unmatched in the industry. We see lotteries, particularly internationally but also increasingly in North America, become interested in more than just traditional lottery or instant tickets. We see them interested in sports betting and VLTs, and often in casino games.

“We can offer everything to a lottery that is interested in pursuing any of the available alternatives. I think that makes us unique.”

Duarte adds that GTECH’s historical strength in VLT and international casino markets is another nice fit with IGT. “We have a real intimacy with the international player that I think balances very nicely with IGT, which derives a lot of its revenue from the North American market,” he says.

Barber adds that the combination of the two companies results in a talent pool that is unmatched. “My experience has shown that in both companies we have a tremendous amount of talent—both on the technology side and on the game side,” Barber says. “While working with IGT prior to the merger announcement, we’ve developed a relationship, and it’s been very encouraging to see how well the two companies can work together.  Whether we were working together on planning projects to integrate their games into our systems using the game-to-system protocol, or the player/user interface integration, or even participating as members of the Gaming Standards Association, it is clear to me that the two companies will blend very nicely together.

“I’ve come to know a lot of the folks at IGT. They are extremely talented and hardworking, and we have a great working relationship. I think that will be a key strength going into an integration of this magnitude.”

That integration of technologies, Ascoli estimates, will probably take some time, and will set GTECH up to compete with the other lottery/gaming behemoth that will be finalized by next year, Scientific Games’ acquisition of Bally Technologies, or with other combinations of lottery and gaming companies that may crop up in the future—since, as Ascoli predicts, industry consolidation is by no means finished.

“I think we should be in a very good position to do better than the competition,” says Ascoli. “Let me be a bit bullish here. It’s not just the matter of scale. I could refer to the fact we’ll be big, we’ll have a large amount of R&D we can offer, and so forth.

“But my personal view is that the combined entity will be in the position to benefit from some key market trends we see in the lottery business today. And the most important one is that our customers—meaning operators and governments—are seeking growth. And because growth cannot come only from same-store sales, which is also very important, they are seeking to expand regulations, to expand the games going from lottery to interactive wagering to VLT as well.”

The final advantage of the new GTECH, according to Ascoli and Duarte, is the wealth of content to be leveraged by the combined entity.

“Ultimately, competition is about content, and IGT’s and GTECH’s unique combined libraries will provide the best content to drive company performance in the marketplace,” says Ascoli.

Adds Duarte, “As suppliers of content, it’s incumbent on us to focus on innovation and really find a way to differentiate ourselves, so that our content reaches the player and provides them with the kind of entertainment experience they deserve.”

Welcome to the new world of GTECH.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent

GTECH S.p.A.

Corporate Communications

T: (401) 392 7452

Simone Cantagallo

GTECH S.p.A.

Media Communications

T. (+39) 06 51899030